EXHIBIT 99.1

MAGAL SECURITY SYSTEMS LTD. REPORTS THIRD
QUARTER 2020 FINANCIAL RESULTS

YEHUD, ISRAEL, November 16, 2020 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and nine months ended September 30, 2020. Management will hold a conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Third Quarter 2020 Results Summary (all comparisons are to the third quarter of 2019)

•	Revenue of $18.3 million compared to $22.2 million

•	Gross margin 41.8% compared to 45.1%

•	Operating income of $0.9 million compared to $2.5 million

•	Net income attributable to Magal’s shareholders of $0.6 million compared to $1.3 million

•	EBITDA of $1.3 million, or EBITDA margin of 7.3% compared to $3.1 million, or EBITDA margin of 13.8%

•
$53.4 million, or $2.31 per share, of cash and cash equivalents, short-term deposits and restricted cash and deposits, net of short-term credit, compared to $51.6 million, or $2.23 per share at year-end 2019

Mr. Dror Sharon, Chief Executive Officer of Magal, commented, “Globally, the Magal team is executing well, despite the impact of COVID restrictions. We are closing sales in the Magal Integrated Solutions (projects) and Senstar Products divisions, with backlog improving to a record level. Magal has remained profitable in every quarter of 2020 and preserved cash without restricting investments in sales and R&D, our primary growth drivers. Investments in new products and upgrades to our core platforms have continued throughout 2020, allowing the Company to maintain a competitive advantage and grow our business. With a strong balance sheet, industry-leading technological expertise and record backlog, Magal is positioned for recovery and growth post-COVID. I remain confident in our ability to execute our long-term strategy to grow revenue, improve profitability and close M&A opportunities.”

Third Quarter 2020 Results
Revenue was $18.3 million compared with revenue of $22.2 million in the third quarter of 2019. Revenue from Magal’s Integrated Solutions division (projects) represented approximately 54% of total revenue, while external revenue from the Senstar Products division represented approximately 46% of total revenue. The decline in revenue was primarily due to the impact of COVID-19 on projects execution and delivery, as well as a slowdown in product and software orders in certain territories. Revenues, not including inter-company revenues, from Magal’s Integrated Solutions (projects) division and Senstar Products division decreased by 26% and 5%, respectively, compared to the third quarter of 2019.

Gross profit was $7.6 million, or 41.8% of revenue in the third quarter of 2020 compared with gross profit of $10.0 million, or 45.1% of revenue, in the year-ago period. The decrease in gross margin in the quarter was primarily due to the higher share of sales from the Magal Integrated Solutions division, which carry a lower gross margin than Senstar product sales, partially offset by the reduction in division revenue and gross profitability.

Operating expense decreased by 9% to $6.8 million in the third quarter of 2020 compared to $7.5 million in the third quarter of 2019. The decline in operating expense was primarily due to deferred new hiring, reduction in travel expenses and ongoing cost efficiency measures.

Operating income was $0.9 million in the third quarter of 2020 compared to $2.5 million in the third quarter of 2019.

Financial income was $0.0 million in the third quarter of 2020 compared to a financial loss of $0.6 million in the third quarter of 2019, which was a non-cash expense as a result of the end of period valuation of monetary assets and liabilities.

Net income attributable to Magal shareholders was $0.6 million, or $0.01 per share, compared to $1.3 million, or $0.06 per share in the third quarter of 2019.

EBITDA for the third quarter was $1.3 million compared with $3.1 million in the third quarter of 2019.

Cash and cash equivalents, short term deposits and restricted cash and deposits, net of short-term credit as of September 30, 2020, was $53.4 million, or $2.31 per share, compared with cash and short-term deposits of $51.6 million, or $2.23 per share, at December 31, 2019.

Investors Conference Call Information
The Company will host a conference call later today, November 16, 2020. The call will begin promptly at: 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time.

To participate, please call one of the following teleconferencing numbers:

•	US: 1-877-407-9716
•	Israel: 1-809-406-247
•	UK: 0-800-756-3429
•	International: 1-201-493-6779

The conference call will also be webcast live at http://public.viavid.com/index.php?id=142299.

A replay link of the call will be available at www.magalsecurity.com on November 16, 2020 after 1:00 pm Eastern time through November 30, 2020 at 11:59 pm Eastern time. The Replay Pin Number is 13712737.

About Magal Security Systems Ltd.
Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% change	2020	2019	% change
Revenue	18,254	22,188	(18)	52,064	63,075	(17)
Cost of revenue	10,629	12,187	(13)	29,216	35,710	(18)

Gross profit	7,625	10,001	(24)	22,848	27,365	(17)
Operating expenses:
Research and development, net	1,304	1,285	1	4,237	4,833	(12)
Selling and marketing	3,086	4,026	(23)	9,924	12,534	(21)
General and administrative	2,385	2,169	10	6,804	6,810	(0)
Total operating expenses	6,775	7,480	(9)	20,965	24,177	(13)

Operating income	850	2,521		1,883	3,188
Financial income (expenses), net	6	(573)		19	(1,667)

Income before income taxes	856	1,948		1,902	1,521

Taxes on income	587	438		970	975

Net income	269	1,510		932	546

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	(347)	212		(276)	36

Net income attributable to Magal’s shareholders	616	1,298		1,208	510

Basic and diluted net income per share	$0.01	$0.06		$0.03	$0.02

Weighted average number of shares used in computing basic net income per share	23,153,985	23,153,985		23,153,985	23,121,107

Weighted average number of shares used in computing diluted net income per share	23,153,985	23,167,049		23,153,985	23,141,574

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020%	2019%	2020%	2019%

Gross margin	41.8	45.1	43.9	43.4
Research and development, net as a % of revenues	7.1	5.8	8.1	7.7
Selling and marketing as a % of revenues	16.9	18.1	19.1	19.9
General and administrative as a % of revenues	13.1	9.8	13.1	10.8
Operating margin	4.7	11.4	3.6	5.1
Net margin	3.4	5.9	2.3	0.8

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET INCOME
(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

GAAP Net income	269	1,510	932	546
Less:
Financial income (expenses), net	6	(573)	19	(1,667)
Taxes on income	(587)	(438)	(970)	(975)
Depreciation and amortization	(489)	(542)	(1,456)	(1,591)
EBITDA	1,339	3,063	3,339	4,779

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2020	2019
CURRENT ASSETS:

Cash and cash equivalents	$53,655	$34,531
Short-term bank deposits	-	16,749
Restricted cash and deposits	257	324
Trade receivables, net	12,604	18,697
Unbilled accounts receivable	8,628	8,897
Other accounts receivable and prepaid expenses	4,650	4,510
Inventories	14,412	12,605

Total current assets	94,206	96,313

Long term investments and receivables:

Long-term deposits, restricted bank deposits and other long-term accounts receivable and prepaid expenses	127	134
Severance pay fund	1,413	1,363
Deferred tax assets	3,998	4,215
Operating lease right-of-use assets	2,774	3,492

Total long-term investments and receivables	8,312	9,204

PROPERTY AND EQUIPMENT, NET	5,923	6,256

GOODWILL AND INTANGIBLE ASSETS, NET	14,383	15,276

Total assets	$122,824	$127,049

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2020	2019

CURRENT LIABILITIES:

Short-term credit	$529	$-
Trade payables	4,297	5,438
Customer advances	4,696	5,587
Deferred revenues	2,208	2,558
Other accounts payable and accrued expenses	12,574	14,609
Short-term operating lease liabilities	702	919

Total current liabilities	25,006	29,111

LONG-TERM LIABILITIES:
Deferred revenues	2,148	1,769
Deferred tax liabilities	197	178
Accrued severance pay	2,245	2,251
Long-term operating lease liabilities	2,030	2,515
Other long-term liabilities	269	371

Total long-term liabilities	6,889	7,084

Redeemable non-controlling interest	3,218	3,048

SHAREHOLDERS' EQUITY

Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at September 30, 2020 and December 31, 2019; Issued and outstanding: 23,153,985 shares at September 30, 2020 and 23,153,985 shares at December 31, 2019	6,750	6,750
Additional paid-in capital	94,858	94,696
Accumulated other comprehensive loss	(1,891)	(627)
Foreign currency translation adjustments (stand-alone financial statements)	6,158	5,924
Accumulated deficit	(18,162)	(18,961)

Total shareholders' equity	87,713	87,782
Non-controlling interest	(2)	24

TOTAL SHAREHOLDERS' EQUITY	87,711	87,806

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$122,824	$127,049